Valgro Funds, Inc.
By-laws

  In all matters not covered by the articles of incorporation or the by-laws, the default provisions of the Illinois Business Corporation Act shall govern corporate affairs.
  After the SEC declares the shares' registration effective, all shares shall be redeemable for cash at the next net asset value calculated after receipt of the redemption request. The times and methods of such calculation, as well as the requirements and restrictions governing redemptions, are laid out in the prospectus.
  In accordance with section 6.15 of the Illinois Business Corporation Act, the corporation shall be permitted to issue fractional shares which carry proportionately all the rights of full shares, including the right to vote, to receive dividends, to be redeemed, and to participate in any of the assets of the corporation in the event of liquidation.
  In accordance with section 8.15(d) of the Illinois Business Corporation Act, directors participating by telephone conference call in a meeting, where all persons participating in the meeting can hear each other, shall be deemed to be present in person at the meeting.
  The board of directors shall choose the dates of the annual shareholders' meetings, so long as they occur at least once a year.
  In accordance with section 8.10(c) of the Illinois Business Corporation Act, the terms of all directors expire at the next annual shareholders' meeting following their election.
  The President of the corporation shall have the power to appoint himself or others to fill all lower positions in the corporation.
  The President and his appointees shall have the authority to bind the corporation by signing any document he authorizes them to sign. A signature on a matter requiring approval by the board of directors shall constitute a personal certification that such approval has been obtained.
  In accordance with section 8.75(f) of the Illinois Business Corporation Act, the corporation shall indemnify all of its officers and directors against any liability resulting from the performance of their duties, or from the lack of such performance. As required by 15 USC 80a-17(h), this indemnification shall not apply to: (1) willful misfeasance, (2) bad faith, (3) gross negligence, or (4) reckless disregard of the duties involved in the conduct of one's office (the "Four Offenses"). The corporation shall pay all legal bills presented by people claiming indemnification under this provision, provided that they buy surety bonds guaranteeing their written promise to refund any money which the Four Offenses ultimately make them ineligible for. The corporation shall pay the full costs of the defense, including any settlements, and no refund of advances for legal bills shall be required, if: (1) the defendant is not accused of any of the Four Offenses, (2) a court determines on the merits that the defendant is not liable, (3) a court determines the defendant isn't guilty of the Four Offenses, or (4) an independent legal counsel determines the defendant isn't guilty of the Four Offenses. The indemnification and advances for legal bills shall also apply to a person who is no longer a director or officer and shall inure to the benefit of the heirs, executors, and administrators of that person.